P.E. 1/31/02

920602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02013867

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

[London #115387 v1]

To the Stock Exchanges in
Copenhagen and New York

January 31, 2002
Release 02/ 2002

TDC's Financial Calendar for 2002

Copenhagen, Denmark – TDC's 2001 Financial Statement will be published on February 27, 2002.

The annual general meeting will be held in Copenhagen on April 24, 2002.

We refer to the attached Financial Calendar.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC
Noerregade 21
DK-0900 Copenhagen C
Denmark
Tel. +45 33 43 76 80
Fax +45 33 43 76 78

Internet:
www.tdc.dk
E-mail:
Investorrelations@tdc.dk

TDC A/S CVR-nr. 14 77 39 08 Copenhagen

Financial Calendar 2002

February 27
Financial Statements 2001

March 27
Distribution of Annual Report 2001

April 24
Annual General Meeting

April 25
Ordinary shares and ADSs are traded without dividends

April 30
Record date

May 1
Payment of dividends on ordinary shares

May 2
Financial Statements (1 Quarter 2002)

May 14
Payment of dividends on ADSs

June
Form 20-F is registered with USA's Securities and Exchange Commission (SEC)

August 1
Financial Statements (2 Quarter 2002)

October 31
Financial Statements (3 Quarter 2002)

December 31
End of the fiscal year 2002

TDC, formerly Tele Danmark, is a Danish-based European full-service provider of communications solutions. It is organized in seven main business lines; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Switzerland, TDC Cable TV, TDC Services and TDC Directories. TDC is the leading provider of communications services in Denmark, the second-largest communications provider in Switzerland and holds significant interests in a range of communications companies across Northern and Continental Europe. TDC was privatized in 1994. Today, SBC Communications owns a 41.6% stake in TDC and the remaining shares are held by individual and institutional shareowners all over the world.

TDC Listings

Shares: Copenhagen Stock Exchange.
Reuters TDC.CO.
Bloomberg TDC DC.
Nominal value DKK 5.
ISIN DK00-10253335.
SEDOL 5698790.

ADSs: New York Stock Exchange.
One ADS represents half of one common share.
Reuters TLD.N.
Bloomberg TLD US.
SEC 1-12998.
Half of one common share.
CUSIP 87236N102.
SEDOL 2883094.